SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 10
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               PLANET411.COM INC.
             (Exact Name of Registrant as Specified in its charter)

            DELAWARE                                         88-0258277
(State or other jurisdiction of                    (IRS Employer Identification)
 incorporation or organization)


         Planet 411
         440 Rene Levesque West
         Suite 401
         Montreal, Quebec Canada                              H2Z 1V7
         (Address of principal offices)                      (zip code)


                                 (514) 866-4638
              (Registrant's telephone number, including area code)

           Securities to be registered under Section 12(b) of the Act:
                                      NONE

           Securities to be registered under Section 12(g) of the Act:
                    Common Stock, par value $0.001 per share
                                (Title of class)

                                TABLE OF CONTENTS

ITEM 1.        BUSINESS

ITEM 2.        FINANCIAL INFORMATION

ITEM 3.        PROPERTIES

ITEM 4.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.        DIRECTORS AND EXECUTIVE OFFICERS

ITEM 6.        EXECUTIVE COMPENSATION

ITEM 7.        CERAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.        LEGAL PROCEEDINGS

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

ITEM 10.       RECENT SALES OF UNREGISTERED SECURITIES

ITEM 11.       DESCRIPTION OF SECURITIES TO BE REGISTERED

ITEM 12.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

ITEM 13.       FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

ITEM. 15.      FINANCIAL STATEMENTS AND EXHIBITS


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ITEM 1. BUSINESS.

Forward Looking Statements

This document contains forward-looking statements. Please review the information in light of the risk factors and other cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

General

Planet411.com Inc. provides merchants developing their internet business with the following bundled services and features: store and catalogue creation, web site hosting, Visa and MasterCard merchant numbers, e-commerce application software, on-line transaction processing, shipping arrangements and branding. Management believes that these services and features, when properly integrated, enable e-merchants to efficiently market their products and process transactions without the higher costs and long delays frequently associated with either starting up a business or commencing sales operations via the Internet.

References to the "Company" shall be deemed to mean (a) Planet411.com Corporation, a Nevada corporation, and its predecessors in interest for all periods prior to October 6, 1999, and (b) Planet411.com Inc., a Delaware corporation, after such date.

The Company has only recently commenced pilot operations. It has not yet commenced full scale commercial operations. The business of the Company as set forth herein is a description of the goals that the Company has established for itself. There can be no assurance that it will be able to achieve these goals or that, if the goals are achieved, the business reflected therein will be commercially viable.

Products and Services

     Products and Services

The Company's core focus is to be an e-business service provider to small and medium-sized businesses on a city-by-city basis. The Company's marketing concept is the "virtual city": for every real city that the Company or its franchisees determines it would like to attract merchant partners, it will establish a virtual city on the Internet, in which the Company will integrate the various e-merchants' stores with the intention of creating a fully-integrated, high-consumer-traffic environment. The initial city for which the Company is establishing a virtual city is Montreal. The Company intends to establish additional virtual cities as it obtains merchant partners from other Canadian cities and cities in Europe, the United States, South America and Asia, and hopes ultimately to create a worldwide network of interrelated virtual cities.

The Company plans to offer a package of services to e-merchants that will facilitate the process by which prospective entrepreneurs and small and medium size business owners establish their stores in a virtual city and execute on-line transactions. By bundling store and catalogue creation, web site hosting, Visa and MasterCard merchant numbers, e-commerce application software, on-line transaction processing, shipping arrangements and branding, the Company believes it will be able to attract customers looking for an efficient, broad-based means of engaging in e-commerce.

The Company's products and services have been developed in a modular fashion. This means that it can use essentially the same software and format as are being used in Montreal, with the only change being the city-dependent information inputted into the Company's pre-formatted database for the respective city. The remaining portions of the infrastructure that enable the Company's products and services to function with respect to the Montreal virtual city will already be in place.


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     Third Party Providers

The Company has entered into a number of arrangements with third-party providers to place itself in a position in which it can provide its customers with all of these services. For example, the Company has an agreement with Open Market Inc. permitting the Company's customers to use that company's catalogue creation software and back-end commerce application software (ShopSite(TM) and Transact4 , respectively) that will assist the Company's customers in developing marketing strategies for their products and tracking and invoicing their products. Transact4 also contains automated tax and shipping calculations as well as fraud detection technology. The Company has engaged EMC2 Corp. to monitor the servers on which it hosts its customers' websites and prevent and repair any glitches or problems, so as to maintain the availability of the websites for the merchant partners. Additionally, the Company has arrangements with two Canadian chartered banks that allow the Company to provide its customers with Visa and MasterCard merchant numbers within three days, as opposed to a potential six-to-eight week delay, without the typical upfront security deposit (for chargebacks) of Cdn.$5
- 20,000. These arrangements also provide for transaction processing at a lower discount rate than is charged to most e-commerce businesses. The Company holds "rolling" security for these Visa or MasterCard merchants, in accordance with risk analysis provided by the respective bank. The Company is ultimately responsible for the e-merchants' chargebacks.

The Company has also entered into an agreement in principal with UPS that allows its customers to benefit from discounted shipping rates, which the Company believes are more typically applicable to large volume shippers. Under this agreement, UPS charges the e-merchants based upon the aggregate of the Company's merchant partners' shipments, and the Company receives one master invoice reflecting the various subaccounts of these merchants. The Company then invoices the subaccounts itself. This allows the Company to generate additional income by virtue of the disparity between the amount UPS invoices and the amount that the Company invoices. The Company remains responsible to UPS for all amounts owed.

     Revenues

The Company plans to charge e-merchants a flat monthly fee plus a small percentage of the e-merchant's sales for the use of its complete e-business solution. Additional revenues will be received for e-business support provided by the Company's service department. The Company will also derive revenues when a merchant pays for advertising via billboards, banners and/or sponsorships of particular sections of "virtual cities" with which the respective merchant wishes to be associated.

In order to promote the success of the Company's e-merchants' online stores, the Company plans to offer strategic advertising consulting services for its e-merchant partners who wish to have a window on one or more specialized portals. The links on these other specific portals will lead directly to the e-merchant's store, which is located on the Company's portal.

Another source of revenues will be franchising, licensing and/or joint venturing. The Company intends to establish virtual cities for other cities, but has not determined whether it will do so as a franchisor, licensor or as a partner in a joint venture. The Company's focus has been on establishing its virtual city for Montreal. As a result of the foregoing, the Company has not yet responded to the applications for franchises that it has received from entrepreneurs in other cities looking to become affiliated with the Company.

Employees.

The Company is establishing its base of programmers, developers, data entry, content creation and news editing, digital photography, research and quality control personnel in Montreal. The Company outsources hosting and hardware maintenance and related hosting needs, and is evaluating the benefits and cost savings of outsourcing other related technical tasks. The Company is in the process of evaluating potential sites for its business center. This facility will be staffed seven days a week during regular business hours by qualified representatives and customer service personnel. The Company is in the process of bolstering


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


its management team by adding senior executives with a track record in the information technology industry, e-commerce, and/or transaction processing. The Company also plans to employ 15 regional sales managers, one new sales executive and ten administrative staff members for the processing of e-commerce merchant applications. On the technical side, the Company plans to hire two people for each of its technical support and administrative support staffs. The Company intends to build business centers where its qualified representatives and customer service personnel will help the Company's e-merchants in connection with their getting on and conducting e-commerce on the Internet.

The Company currently employs 34 people full-time. The Company's relationship with its employees is good. None of the Company's employees is a member of a labor union.

Market

The primary market for the Company's services is e-merchants, which are businesses that sell goods or services over the Internet. To date, the Company believes that two industry sectors have dominated e-commerce: computer hardware and software sales and the travel industry (support). The majority of the remaining online commerce is the sale of miscellaneous goods including books, music, videocassettes, apparel, gifts, flowers, food and beverages.

The Internet began as a source of free information. It is now growing into a medium for online commerce as well. Estimates vary greatly as to anticipated Internet-generated revenues in even the near future, but would appear to be a relatively untapped market. Recent estimates are that e-commerce is expected to account for six percent of U.S. gross domestic product in less than a decade, and that U.S. e-commerce transactions are expected to grow from an estimated $43 billion in 1998 (compared with approximately $9 billion in on-line transactions in 1997) to $1.3 trillion in 2003.

For Internet use to grow, consumers must be confident in the security measures taken by providers. The Company believes that there has been an increase in public confidence that transactions on the Internet are secure: only 21% of those surveyed recently cited concern about credit card fraud, as compared with approximately twice that amount in 1997. The Company has addressed the security issues by utilizing the Transact4 software, which contains antifraud technology.

Each day new websites are launched that are easier than ever to use and have increased sophistication and appeal. These websites offer an increasing array of goods and services including computer hardware and software, travel planning services, entertainment, financial services, and education. In order to sell these goods and services successfully, e-merchants must accept and be able to process transactions on widely held credit cards such as MasterCard and Visa, have the capability to ship their goods economically (but reliably), and have the ability to market their products and services and obtain information and generate reports and invoices from their sales. The Company believes that few new e-merchants are in a position to establish all of these capabilities efficiently, and believes that its providing e-merchants with one integrated source for all of these functions will attract more e-merchants to the Company's websites and virtual cities.

Sales and Marketing

The Company plans to launch an aggressive direct selling strategy intended to secure a strong position in the market place and to use strategic alliances to develop business. The Company has initially focused its marketing efforts in Montreal, the first of its "virtual cities", and intends to focus its future efforts in major cities in Canada and then in Europe, the United States, South America and Asia. Upon directing its marketing efforts at a "real" city, the Company will seek to develop a virtual city that will generate anticipated synergies for the e-merchants use the Company's products and services. The marketing campaign will focus on high-growth industries, and will be aimed at the potential entrepreneurs and small retail business owners, who have the ability to make decisions more rapidly than larger businesses. Studies have shown that the vast majority of the 200,000 businesses in Montreal fall into this category. The Company will also target companies that are not computer or Internet familiar by being what it believes to


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


be the first e-business company to establish physical locations staffed with support personnel to assist its merchant partners in a "face-to-face" setting.

The Company has entered into an agreement with CPM Cartier Promotion Marketing ("CPM") in which CPM has agreed to help develop the marketing strategy of the Company and to plan and produce the required communication tools for the launch campaign of its e-business solution scheduled this fall. CPM has agreements with the following multi-disciplinary team of marketing and communication companies to assist in generating the Company's marketing strategy:

          o    Leger & Leger for it marketing research;
          o    Carat-Strategem for its media placement; and
          o Morin des Roberts to plan and manage its public and investor relations.

An advertising, promotion and public relations campaign will be launched in November 1999 and will extend into early 2000. CPM has set up a multi-media marketing campaign that will be monitored with assistance from and Leger & Leger, who will also help CPM in gauging and adjusting the marketing strategy with the perception and attitude of the targeted markets toward the Company's e-business solution.

Integral to all of these strategies is the hiring of experienced business development and sales professionals. The Company commenced hiring sales professionals in August 1999. The sales team will be divided in three sub-teams. One team will be assigned to business centers in order to respond to the clients on site. The second team will be a "ground force" that will visit potential merchant partners. The third team will be located in the call center, as some agents will be responsible for telemarketing. Initially the sales team will be composed of 15 representatives, with about half of them being in the business center.

Competition

The market for Internet e-merchants, visitors and advertising is highly competitive, with no substantial barriers to entry, and the Company expects that competition will continue to intensify. The market for the Company's products and services aimed at these Internet users has only recently begun to develop, is rapidly evolving and is likely to be characterized by an increasing number of market entrants with competing products and services. Although the Company believes that the diversity of the Internet market may provide opportunities for more than one provider of products and services comparable to the Company's fully integrated "virtual city," it is possible that one or a few suppliers may dominate one or more market sectors. The Company believes that the primary competitive factors for companies seeking to create a community on the Internet are critical mass, functionality, dependability and cost-efficiency of the Company's host services, brand recognition (both with respect to the Company's products and services and with that of the e-merchants in the virtual cities), the affinity and loyalty of the Company's e-merchants, a broad demographic focus/ content of broad appeal, the ability to integrate related content (including the various virtual cities hosted by the Company) and open access to visitors. Other companies who are primarily interested in creating Web-based communities on the Internet include Lycos and imall. The Company will also likely face competition in the future from Web directories, search engines such as Yahoo, content sites, commercial online services, sites maintained by Internet Service Providers (ISPs) and other entities that attempt to or establish communities on the Internet by developing their own or purchasing one of the Company's competitors. Further, there can be no assurance that the Company's competitors and potential competitors will not develop communities that are equal or superior to the Company' virtual cities. The Company also competes for visitors with many Internet content providers and ISPs, including Web directories, search engines, content sites, commercial online services and sites maintained by ISPs, as well of the thousand s of Internet sites operated by individuals and government and educational institutions. These competitors include free information, search and content sites or services.

The Company also competes with traditional forms of media, such as newspapers, magazines, radio and television, for advertisers and advertising revenues, the providers of which are likely to have greater


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capacity  than the Company to make  investments  in or otherwise  acquiring  the
Company's competition. The Company believes that the principal competitive factors in attracting advertisers include the amount of traffic in its virtual cities compared to other companies' Web sites, brand recognition, customer service, the demographics of the Company's e-merchants and its and their viewers, the Company's success in generating the target audience it envisions, and the overall cost-effectiveness of the advertising medium offered by the Company. The Company believes that the number of Internet companies relying at least in part on Web-based advertising will increase greatly in the future, and, accordingly, the company will face increased competition, resulting in increased pricing pressures on its advertising rates, which could in turn have a material adverse effect on the Company's business, results of operations and financial condition.

Many of the company's existing and potential competitors, including Web directories and search engines and large traditional media companies, have longer operating histories in the Web market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Such competitors are able to undertake more extensive marketing campaigns for their products and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, distribution partners, commerce companies, advertisers and third party content providers. There can be no assurance that other Internet content providers and ISPs will not be perceived by advertisers as having more desirable Web sites for placement of advertising, or that the package of host services provided by the Company will be found to be less useful than those provided by other companies. There is also no assurance that the companies with which the Company has established strategic arrangements will not sever or elect to renew these arrangements upon the respective termination dates thereof, whether due to perceived benefits from other sources or other currently unknown reasons.

The Company

Planet411.com Corporation, the Company's predecessor, was incorporated on April 23, 1990, in the State of Nevada in the United States, as Investor Club of the United States. The name was changed to Noble Financing Group Inc. (in 1992), then to Newman Energy Technologies Incorporated (1998), then World Star Asia, Inc. (1998), Comgen Corp. (1998) and then to Planet411.com Corporation on February 11, 1999 to reflect its current business objectives. Planet411.com Inc. was incorporated on July 13, 1999. Planet411.com Corporation was merged with and into Planet411.com Inc. on October 6, 1999 for the sole purpose of changing the Company's jurisdiction of incorporation to Delaware.

The Company's headquarters are presently located at 440 Rene Levesque West, Suite 401, Montreal, Quebec Canada.


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ITEM 2.   FINANCIAL INFORMATION

                             Selected Financial Data

The following selected financial data as of June 30, 1999 and for the period commencing on August 1, 1998 (date of inception) through June 30, 1999 are derived from the audited financial statements of the Company that are included elsewhere in this registration statement. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the audited financial statements, related notes and the other financial information included elsewhere in this registration statement.

                                                     Eleven Months ended
Statement of Consolidated Earnings Data                 June 30, 1999
---------------------------------------              -------------------

Operating and administration expenses

         Salaries                                        $   246,733
         Rent                                                 52,472
         Internet connection                                  58,856
         Advertising and promotion                            26,702
         Professional fees                                   213,362
         Travelling                                           29,993
         Service Contracts                                    65,679
         Interest expense                                      3,051
         Other expenses                                      287,698
                                                         -----------

Net loss for the period                                  $  (984,546)
                                                         -----------

Balance sheet data                                     June 30, 1999
------------------                                     -------------

Current Assets                                           $   144,833
Capital Assets                                               968,591
Total Assets                                               1,183,042
Current Liabilities                                          348,371
Total Liabilities                                            640,616


Management's Discussion and Analysis of Financial Position and Results of Operations

General

The Company's only material financial transactions have been capital raising, paying costs of forming the Company and commencing limited operations, including the establishment of relationships with financial institutions and the various other providers of services described herein. The Company is a corporation with a limited operating history. It (through its current subsidiary) commenced its present operations on July 31, 1998. It is a development stage company with no operating revenues to date. The Company hopes to derive revenues from one-time initiation fees when e-merchants establish accounts with it and from ongoing fees that will be both fixed and variable depending, among other things, upon the sales and advertising and promotional efforts of its customers. The Company has insufficient operating history on which to base an evaluation of its business and prospects. Any such evaluation must be made in light of the risks frequently encountered by companies in their early stages of development, particularly for companies in the rapidly evolving sector related to the Internet. Among the risks faced by the Company are the absence of an established customer base, lack of a significant presence in the marketplace, untested operating capacity, an unproven business model and the need for additional capital. There is no assurance


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

that the Company will be successful in addressing these risks and if it fails to do so its financial condition and results of operations would be materially adversely affected.

Results of Operations.

Because the Company's date of inception (for accounting purposes) was July 31, 1998, no period to period comparison of operations is possible. The Company and its predecessors in interest did not conduct any business that would yield a meaningful analysis of results of operations prior to that time. Operating and administrative expenses incurred through June 30, 1999 were $984,546 and represent the cost of forming the Company, building its infrastructure, hiring and paying employees, and advertising and marketing. As of June 30, 1999, the Company had an accumulated deficit of $984,546.

Liquidity and Capital Resources.

On September 17, 1999, the Company issued 107,800 Units (each consisting of one share of common stock, par value $0.001 ("Common Stock") and one warrant to purchase another for $5.00) in consideration of an aggregate of $539,000.

The Company has a revolving line of credit from a Canadian chartered bank to the Company's indirectly owned operating subsidiary 9066-4871 Quebec Inc. (as a borrower, the "Borrower"). The bank will make available to the Borrower a revolving credit facility, the proceeds of which the Company will use to develop Internet sites and to finance the marketing expenses associated with the launch of service and the Borrower's day to day activities. Up to $2,000,000 of such proceeds may also be used to fund a special Internet entertainment event. Under the terms of the financing, surety bonds in an aggregate principal amount of $5,000,000 were issued in favor of the Company, which surety bonds support the bank's revolving credit facility. The bank has made funds available to the Company contingent upon the bank's receipt of confirmation of the reinsurance of such surety bonds, which confirmation the Company expects to receive in mid-October. In connection with the issuance and re-insurance of the surety bonds, one of the Company's shareholders pledged approximately 3.3 million shares of the Company's Common Stock to the surety, and certain of the shareholders of 3560309 Canada Inc., the Company's indirect subsidiary, pledged an aggregate of 1.7 million Exchangeable Shares in that company to the surety. None of the pledgors received any compensation for such pledges.

These financings represent the sole source of the Company's working capital to date.

On September 30, 1999, the Company had $22,286 in cash available to fund operations. The Company believes that this amount, when combined with the funds available from its revolving credit facility, is sufficient to support the Company's commencement of operations on schedule, including the completion of the Montreal virtual city and implementing the desired franchising, licensing or joint venture transactions. The failure to obtain funds from the bank under the revolving facility would have a material adverse effect on the financial position and results of operation of the Company. There is no assurance that the Company will be able to raise any more working capital through equity financings, and any such financing will be affected by the covenants in the bank and surety bond documentation and/or may be at terms that are extremely dilutive to the Company's existing shareholders.

Year 2000 Issues.

Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software may produce erroneous results or fail unless they have been modified or upgraded to process date information correctly.
Significant uncertainty exists in the software industry and other industries concerning the scope and magnitude of problems associated with the century change. The Company recognizes the need to ensure that its operations will not be adversely affected by Year 2000 software problems.


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


The Company has completed its assessment of the Year 2000 issues in the software contained in its internal systems. Based on its current assessment, the Company has determined that the consequences of the Year 2000 issues with respect to it will not have a material effect on its business, results of operation or financial condition. The cost of this assessment to the Company was not material. All software and systems installed hereafter will be tested and verified for Year 2000 readiness at the time of installation at minimal additional cost.

The Company has been unable to determine the Year 2000 readiness of its third party providers. In addition, there are many third parties that have not been identified by the Company whose Year 2000 problems would have a material adverse affect on the Company. The Company's proposed business depends on the smooth operation of the Internet. Should Year 2000 problems experienced by any third party materially impede the operation of the Internet, the Company will be materially adversely affected. As a result of the foregoing, the Company cannot determine whether it will be materially adversely affected by the Year 2000 problems of third parties.

The reasonable worst case Year 2000 scenario for the Company would include the substantial or complete shutdown of the Internet or the banks which provide it with credit and processing services or the major credit card companies. This eventuality would cause the Company to cease operations until the Year 2000 problems were corrected. The Company has no contingency plan for dealing with this scenario and is not planning to develop one.

Item 3.   PROPERTIES.

The Company does not own any real property. It leases an aggregate of 9,000 square feet of office space at the address of its headquarters in Montreal under 2 leases that expire on February 28, 2003 and August 31, 2003. Aggregate payments under the leases are $256,717. Minimum lease payments for the next five years are $32,812 in 1999, $65,625 in 2000, 2001 and 2002, and $27,030 in 2003.
The Company believes that its present facilities are adequate to meet its current business requirements and that suitable facilities for expansion will be available when necessary.

Item 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers, directors and director nominees and (iii) all of the Company's executive officers and directors as a group. Except as otherwise indicated, all shares of Common Stock are beneficially owned, and investment and voting power is held, by the person named as owner.

 Name and Address of                        Number of Shares             Percentage Ownership
  Beneficial Owner                         Beneficially Owned

Bank August Roth AG                          15,682,401                         66.5%
Bellariastrasse 23
Zurich, Switzerland
Joseph Farag                                 11,873,814(1)(2)                   34.4
Stephane Chouinard                           11,873,814(1)(2)                   34.4
Johnson Joseph                                6,079,754(1)(3)
Ec-Assiste Inc.                               3,300,000                         14.0
Varujan Tasci                                 1,519,939(1)                       6.1
Executive Officer and Directors              22,185,385                         48.5
 As a group (4)(4 Total)


(1) All of such shares are Exchangeable Shares in 3560309 Canada Inc., all of which are currently exchangeable into shares of Common Stock. Voting rights with respect to such shares (embodied in one issued and outstanding share of Special Voting Stock) are jointly held by Joseph Farag, Stephane Chouinard and Johnson Joseph, as mandataries under the Voting Agreement described below, which requires the mandataries to adhere to voting instructions received from those for whom the mandataries hold such voting rights.

(2) Includes (a) 2,200,000 Exchangeable Shares owned personally by each such beneficial owner, (b) 9,673,814 Exchangeable Shares owned by a holding company, the equity and control of which is shared equally by such beneficial owners, and (c) 511,878 Exchangeable Shares owned by a company in which Messrs. Chouinard and Farag serve as dire ctors and own all of the voting shares. Each of Messrs. Farag and Chouinard disclaim beneficial ownership of one-half of the Exchangeable Shares described in clause (b) and all of the Exchangeable Shares described in clause (c) of the preceding sentence.

(3) All of such Exchangeable Shares are beneficially owned by a company that is one-quarter owned by Mr. Joseph and in which he serves as one of four directors. Mr. Joseph holds legal title to such Exchangeable Shares as a nominee of such company. Mr. Joseph disclaims beneficial ownership of all but 1,462,938 of such Exchangeable Shares.

(4) All parties other than Bank August Roth AG, have an address identical to that of the Company. (ec-Assiste Inc. is owned and controlled by a non-management employee of the Company.) Beneficial ownership is disclaimed as to 5,128,694 of such Exchangeable Shares.

Item 5.   DIRECTORS AND EXECUTIVE OFFICERS

The names, ages, and offices of directors and executive officers of the Company are set forth below:

NAME                 AGE       POSITION WITH COMPANY
Joseph Farag         30        President, Director
Stephane Chouinard   29        Vice President, Corporate Development; Secretary; Director
Johnson Joseph       27        Vice President, Product Development; Treasurer; Director
Varujan Tasci        37        Chief Technical Officer of the company's operating
                               subsidiary

All offices and directorships are held for a term of one year or until a successor is duly elected and qualified.

Joseph Farag has been President and a director of the Company since July 1998. From 1994 through 1998, he was a private investor. From 1992 to 1993, he was the Chief Operating Officer of Proclam Electrique Inc., a manufacturer and distributor of heating systems.

Stephane   Chouinard  has  been  a  Secretary  and  Vice  President,   Corporate
Development of the Company since July 1998. Between 1995 and 1997, he was an independent marketing/communication consultant for major adult movie distributors. From 1994 to 1995, Mr. Chouinard was a sales representative for a Saturn/ Saab/ Isuzu automobile dealership. From 1993 to 1994, Mr. Chouinard was a sales manager for Les Boulangeries St. Augustin.

Johnson Joseph has been Vice President, Product Development and Treasurer of the Company since July 1998. Before joining the Company, he was Development Counselor of an Internet hub called "CityView" from 1997 to 1999. From 1996 through 1997, Mr. Joseph was a wide receiver for the Ottawa Roughriders of the Canadian Football League. From 1993 through 1996, Mr. Joseph attended Texas Tech University, where he studied business administration and finance.

Varujan Tasci has been with the Company as Chief Technical Officer of its subsidiary 9066-4871 Quebec Inc. ("9066") since July 1998. He is the founder of COSS'N CREW Corp., a computer consulting firm, which he owned and for which he served as President and Director for over five years prior to joining the Company.

Item 6.   EXECUTIVE COMPENSATION.

Directors may be paid a fixed sum for attendance at each meeting or a stated salary as a director over and above their executive salaries.

The Company paid no executive officer more than Cdn.$100,000 in 1998. Mr. Farag's salary (paid by 9066) was Cdn.$1,500 in 1998 and is Cdn.$100,000 in 1999. The Company has no employment agreements with any employee, director or officer.

Item 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Merger Agreement

The Company, pursuant to a merger agreement dated as of September 30, 1999, is the surviving company of the merger of Planet411.com Corporation, a Nevada corporation ("Mergeco"), with and into Planet411.com Inc., a Delaware corporation. Pursuant to the merger agreement, the separate legal existence of Mergeco ceased on October 6, 1999, the effective date of the merger. The total assets and liabilities of the Company upon the effectiveness of the merger equalled those of Mergeco immediately prior to the merger. The articles of the Company are substantially similar to that of Mergeco, with the primary exceptions being that (a) there are 69,999,999 shares of Common Stock, par value $0.001 authorized, not 300,000,000 shares, and (b) certain provisions of Mergeco's articles have been conformed to reflect the Delaware General Corporation Law. The Company was capitalized upon the consummation of the merger agreement: each of Mergeco's holders of common stock received 1 share of Common Stock in the Company pursuant to the merger agreement, and the share of Special Voting Stock issued by Mergeco was exchanged for one share of Special Voting Stock in the Company. Mergeco's obligations under outstanding warrants were assumed by the Company. The exchangeable shares (the "Exchangeable Shares") of 3560309 Canada Inc. ("Canco") formerly exchangeable into shares of Mergeco common stock are now exchangeable into shares of the Company's Common Stock.

     Combination Agreement and Voting, Support and Exchange Trust Agreement

Pursuant to a Combination Agreement entered into as of April 20, 1999 among Mergeco, Planet 411 (Nova Scotia) Company (Mergeco's wholly-owned subsidiary, hereinafter "Novaco"), Canco, 9066-4871 Quebec Inc. ("9066") and the shareholders of 9066, Canco acquired all of the issued and outstanding shares of 9066 in consideration for the issuance to the former shareholders of 9066 of 25,094,996 Exchangeable Shares and 8,400 Preferred Shares of Canco. The Preferred Shares of Canco are convertible into Canco Exchangeable Shares on the basis of one Preferred Share and Cdn.$5.00 for one Exchangeable Share. The Exchangeable Shares of Canco may be exchanged at any time by their holders, on a share-for-share basis, for shares of Common Stock of the Company. Pursuant to the Combination Agreement, the Company has also issued one share of Special Voting Stock, which is held for the benefit of the holders of the Exchangeable Shares of Canco. The share of Special Voting Stock entitles the holder to such number of votes as is equal to the number of Exchangeable Shares outstanding from time to time that are not owned by the Company or its subsidiaries. This agreement has been assigned to and assumed by the Company, pursuant to the aforementioned merger agreement and an assignment and assumption agreement.

On May 13, 1999, Mergeco, Canco, 9066, Novaco and the Company's three directors, in their capacities as mandataries for Mergeco's shareholders, entered into a Voting, Support and Exchange Trust Agreement (the "Voting Agreement"), as required under the Combination Agreement. This agreement also has been assigned to and assumed by the Company, pursuant to the merger agreement and the aforementioned assignment and assumption agreement. In addition to the rights with respect to the exchange of the

Exchangeable Shares in Canco for shares in the Company, the Voting Agreement also provides that dividends and/or distributions of any kind may not be paid on or with respect to the Company's Common Stock unless Canco pays the same amount of dividends and/or distributions, as applicable (or otherwise distributes the economic equivalent of same), to the holders of Exchangeable Shares. Furthermore, the Voting Agreement provides that the Company may not effect (a) any subdivisions, consolidations or reclassifications of the Company's Common Stock or (b) any merger of the Company (or other similar corporate event) affecting the Company's Common Stock, without the prior approval of the holders of the Exchangeable Shares if such action would cause an economic change in the rights of the holders of the Exchangeable Shares.

In addition to the foregoing, Mergeco had also entered into the following related party transactions:

     Professional fees of $22,487 were paid to Jonathan Levinson, in-house counsel to and a shareholder of the Company.

     Subcontracting fees for support services amounting to $5,293 were paid to a company controlled by Varujan Tasci, an officer of the Company's operating subsidiary and a shareholder of the Company.

Item 8.   LEGAL PROCEEDINGS.

At the date of this registration statement, the Company is not involved in any litigation and does not have any pending claims. The Company's management is not aware of any threatened claims or the basis therefor.

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's Common Stock (including for purposes hereof the Common Stock of Mergeco) has been quoted on the OTC Bulletin Board under the symbol "PFOO". On October 7, 1999, pursuant to NASD Rule 6530, the Common Stock became ineligible for the OTC Bulletin Board because the Company was not required to file reports under the Secruties Exchange Act of 1934, as amended. The Company is filing this Registration Statement so that the Common Stock will be eligible for inclusion on the OTC bulletin board. The following table sets forth the high and low closing prices for the Common Stock for the periods indicated.

                        High                             Low
                        ----                             ---
                                   (U.S. Dollars)
1999
Fourth Quarter
(through Oct. 13th)   $2.5625                          $2.125
Third Quarter          3.50                             1.7812
Second Quarter         4.0625                           3.25
First Quarter          5.00                             3.4531

1998
Fourth Quarter         4.375                            3.75

On October 6, 1999, there were approximately 35 holders of record of the Company's 23,592,115 issued and outstanding shares of Common Stock. On October 13, 1999, the last reported sales price of the Company's Common Stock was $1.625 per share.

The Company has not paid any cash dividends on its Common Stock and does not presently intend to do so. Future dividend policy will be determined by its Board of Directors on the basis of its earnings, capital requirements, financial condition and other factors deemed relevant. The Voting Agreement also imposes certain restrictions on the Company's ability to pay dividends and to make distributions to the holders of Common Stock. See Item 7, "Certain Relationships and Related Transactions."

The transfer agent and registrar of the Company's Common Stock is Nevada Agency and Trust Company.

Item 10.  RECENT SALES OF UNREGISTERED SECURITIES.

On March 12, 1998, the Company purchased all of the outstanding equity of Egress Technologies Inc. in a reverse takeover. In consideration therefor, the Company issued 11,811,528 shares of Common Stock to the Egress shareholders. The Company relied on the exemption from registration provided in Regulation D with respect to this transaction. (These shares were subject to a 40:1 reverse split and a 3:1 share split.)

On June 5, 1998, the Company issued 2,500,000 units for $125,000 in cash. Each unit consisted of on share of common stock and warrants to purchase two additional shares. The Company relied on the exemption from registration provided in Regulations D and S with respect to this transaction. These securities were subject to a 3:1 share split.

In August 1998, the Company acquired all the issued and outstanding shares of CBN World Star Incorporated ("CBN"), a Phillipines company, and a mold plant license from World Transport Authority Inc. ("WT"), a Nevada company. This transaction involved the issuance of 1,000,000 common shares to the stockholders of CBN in exchange for all outstanding shares of CBN. The Company also issued 1,000,000 common shares to WT to indefinitely extend the term of the Master Lease granted by WT to CBN. The Company also issued an additional 500,000 shares to WT on grant of the license to build a mold building factory in the Phillippines. The Company relied on the exemption from registration provided in
(a) Regulations D and S of the Securities Act with respect to its issuances of shares to CBN and (b) Regulation D of the Securities Act with respect to its share issuances to WT. (The 2,500,000 shares were subsequently repurchased for $34,400 upon the unwinding of this transaction.)

Pursuant to the April 20, 1999 Combination Agreement, the Company (through Canco) acquired 9066 in a reverse takeover. In connection therewith, the Company issued one share of Special Voting Stock to be held for the benefit of the holders of the Exchangeable Shares of Canco in consideration for one dollar ($1.00). See Item 11, "Description of Securities" and Item 7, "Certain
Relationships and Related Transactions." The Company relied on the exemption from registration provided in Regulations D and S with respect to this transaction.

In June 1999, the Company's warrantholders (from the June 5, 1998 unit issuance) exercised their outstanding warrants and purchased a net amount of 15,000,000 shares of Common Stock for $875,000 (after giving effect to the return of 600,000 improperly issued shares for $35,000). The Company relied on the exemption from registration provided in Regulations D and S with respect to this share issuance.

The Company received aggregate consideration of $539,000 for 107,800 Units, each Unit consisting of (a) one share of Common Stock (which share was issued on September 17, 1999) and (b) one option to purchase one additional share of Common Stock for $5.00 within one year from the date of the closing of the offer, August 30, 1999. The Company relied on the exemption from registration provided for in Regulation S with respect to this issuance of securities.

Item 11. DESCRIPTION OF SECURITIES TO BE REGISTERED

The authorized Common Stock of the Company consists of 69,999,999 shares, par value $0.001 per share. A total of 23,592,115 shares of Common Stock are presently issued and outstanding. Also outstanding are warrants held by third parties to purchase an aggregate of 107,800 shares of Common Stock, and 25,094,996 Exchangeable Shares in Canco that enable the respective holders thereof to exchange each such Exchangeable Share for one share of the Company's Common Stock. See Item 7, "Certain Relationships and Related Transactions" and
Item 1, "Business - The Company" (with respect to the merger into a Delaware corporation).

Holders of Common Stock are each entitled to vote for each share standing in his or her name in the books of the Company on all matters submitted to a vote of shareholders. The holders of Common Stock may receive cash dividends as declared by the Board of Directors out of funds legally available therefor. Each share of Common Stock is entitled to participate pro rata in distribution upon liquidation. Holders of the Common Stock are entitled to elect all Directors. The outstanding shares of Common Stock are fully paid and non-assessable. Holders of the Common Stock do not have subscription, redemption, conversion or preemptive rights. The holders of the Common Stock do not have cumulative voting rights, which means that the holders of more than half of the shares voting form the election of Directors can elect all of the Directors and the remaining holders will not be able to elect any Directors. The rights of the holders of Common Stock will also be subject to the rights and preferences of holders of the Company's shares of preferred stock, par value $0.001, if and when such rights and preferences are designated by the Board of Directors.

The voting rights of the holders of Common Stock are subject to the voting rights appurtenant to the share of Special Voting Stock, issued pursuant to the aforementioned Combination and Voting Agreements. The Trustee (as defined in the Voting Agreement) has the right to one vote for each Exchangeable Share of Canco, the Company's subsidiary, held from time to time by parties other than the Company and its subsidiaries, with respect to each matter on which holders of Common Stock are entitled to vote. The share of Special Voting Stock does not participate in any other operations, dividends or distributions of the Company; however, pursuant to the Voting Agreement the Company may not declare or pay dividends and/or distributions to the holders of its Common Stock unless Canco pays economically equivalent dividends and/or distributions, as applicable, to the holders of its Exchangeable Shares.

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The personal liability of a director or officer of the Company to the Company or the stockholders for damages for breach of fiduciary duty as a director or officer is limited under the Company's articles to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, to the extent permissible under the Delaware General Corporation Law (the "GCL").

The articles also provide that each director and officer of the Company and other persons permitted under the GCL may be indemnified by the Company, in connection with a threatened, pending or completed action, suit or proceeding brought against such person by reason of the fact that he is or was a director, officer, employee or agent of the Company, against expenses (including attorneys fees), judgments, fines and amounts paid in settlement, and/or amounts actually and reasonably incurred by him in connection therewith, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. In connection with actions by or against the Company or brought in the Company's name, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter herein, he must be indemnified by the Company against expenses, including attorney's fees actually and reasonably incurred by him in connection with the defense.

Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company.

The right to indemnification continues for a person who has ceased to be a director, officer, employee, or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or third parties controlling the Company pursuant to Delaware law, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

          See attached financial statements beginning on page F-1

Item 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

          None

Item 15.  FINANCIAL STATEMENTS AND EXHIBITS.

          (a)  See Index to Financial Statements on page F-1
          (b)  Exhibits

          3.1  Articles of Incorporation
          3.2  By-laws
          9.1  Voting, Support and Exchange Trust Agreement
          9.2  Assignment and Assumption Agreement
          21   Subsidiaries
          4.1  Specimen stock certificate

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act or 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      PLANET411.COM INC.




                                      By:       /s/ JOSEPH FARAG
                                             -----------------------------------
                                                    Joseph Farag, President
Dated:  October 13, 1999

                          INDEX TO FINANCIAL STATEMENTS


     Planet 411.com Corporation
(A Company in the Development Stage)

Consolidated Financial Statements
          June 30, 1999

     Auditors' Report                                                    F-2
     Financial Statements
         Consolidated Earnings                                           F-3
         Consolidated Deficit                                            F-3
         Consolidated Cash Flows                                         F-4
         Consolidated Balance Sheet                                      F-5
         Notes to Consolidated Financial Statements                F-6 to 12

Auditors' Report



To the Shareholders of
Planet 411.com Corporation


We have audited the consolidated balance sheet of Planet 411.com Corporation as at June 30, 1999 and the consolidated statements of earnings, deficit and cash flows for the 11-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1999 and the results of its operations and its cash flows for the period then ended in accordance with generally accepted accounting principles in Canada.



/s/ Raymond Chabot Grant Thornton


Chartered Accountants

Montreal
September 9, 1999

Planet 411.com Corporation
Consolidated Earnings
Consolidated Deficit
For the 11-month period ended June 30, 1999
(In U.S. dollars)


                                                                                       $
CONSOLIDATED EARNINGS
Revenue                                                                             --
                                                                             -----------
Operating and administrative expenses
     Salaries                                                                    246,733
     Fringe benefits                                                              29,130
     Subcontracts                                                                 10,805
     Training                                                                     24,392
     Advertising                                                                  47,950
     Transportation                                                                1,654
     Promotion                                                                    26,702
     Rent                                                                         52,472
     Internet connection                                                          58,856
     Equipment rental                                                              2,977
     Maintenance and repairs                                                       4,688
     Taxes and permits                                                            11,300
     Insurance                                                                     2,469
     Office supplies and courier                                                  52,353
     Communications                                                               15,553
     Professional fees                                                           213,362
     Bank charges                                                                  1,606
     Interest on long-term debt                                                    3,051
     Service contracts                                                            65,679
     Travel                                                                       29,993
     Foreign exchange                                                            (30,104)
     Amortization of capital assets                                              112,925
                                                                                 984,546
Net loss                                                                         984,546


Basic loss per share                                                                0.04


Weighted average number of outstanding shares of common stock (the special
voting stock considered as 25,094,996 shares of common stock)                 27,942,964


CONSOLIDATED DEFICIT
Deficit, beginning of period                                                        --
Net loss                                                                         984,546
Deficit accumulated during the development stage, end of period                  984,546




The accompanying notes are an integral part of the consolidated financial statements.

Planet 411.com Corporation
Consolidated Cash Flows
For the 11-month period ended June 30, 1999
(In U.S. dollars)



                                                                                           $
OPERATING ACTIVITIES
Net loss                                                                            (984,546)
Non-cash item
     Amortization of capital assets                                                  112,925
Changes in non-cash working capital items
     Sales taxes receivable                                                          (37,782)
     Prepaid expenses                                                                (31,212)
     Accounts payable and accrued liabilities                                        124,445
Cash flows from operating activities                                                (816,170)
                                                                                  ----------
INVESTING ACTIVITIES
Cash position of acquired company 2F(Note 3)                                             263
Term deposit                                                                         (10,196)
Advances to directors and shareholders                                                (3,127)
Advance to companies under common control                                            (13,695)
Capital assets 2F(Note 4)                                                           (859,091)
Effect of exchange rate changes                                                        3,079
Cash flows from investing activities                                                (882,767)
                                                                                  ----------
FINANCING ACTIVITIES
Advances from related companies                                                      (44,242)
Advance from a director                                                                  656
Repayment of long-term debt                                                           (6,953)
Issuance of preferred shares of a subsidiary company - non-controlling interest      285,474
Issuance of capital stock                                                          1,014,444
Capital stock not issued                                                             539,000
Effect of exchange rate changes                                                      (26,472)
Cash flows from financing activities                                               1,761,907
Net increase in cash                                                                  62,970
Cash, beginning of period                                                               --
Cash, end of period                                                                   62,970


SUPPLEMENTAL DATA
Cash paid during the period for interest                                               1,344




The accompanying notes are an integral part of the consolidated financial statements.

Planet 411.com Corporation
Consolidated Balance Sheet
June 30, 1999
(In U.S. dollars)



                                                                                          $
ASSETS
Current assets
     Cash                                                                            62,970
     Term deposit, 3.75%, maturing on April 19, 2000                                 10,196
     Sales taxes receivable                                                          37,782
     Advances to directors and shareholders, without interest                         2,673
     Prepaid expenses                                                                31,212
                                                                                    144,833
Advance to companies under common control, without interest or repayment terms
2F(Note 9)                                                                           13,695
Capital assets 2F(Note 4)                                                           968,591
Goodwill 2F(Note 3)                                                                  55,923
                                                                                  1,183,042


LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                                       339,537
     Instalments on long-term debt                                                    8,834
                                                                                    348,371
Advances from a director, without interest or repayment terms 2F(Note 9)                656
Long-term debt 2F(Note 5)                                                             6,115
Non-controlling interest 2F(Note 6)                                                 285,474
                                                                                    640,616
                                                                                 ----------
SHAREHOLDERS' EQUITY
Capital stock 2F(Note 7)                                                             24,192
Contributed surplus 2F(Note 7)                                                    1,529,252
Cumulative translation adjustments 2F(Note 8)                                       (26,472)
Deficit accumulated during the development stage                                   (984,546)
                                                                                    542,426
                                                                                  1,183,042




The accompanying notes are an integral part of the consolidated financial statements.

Planet 411.com Corporation
Notes to Consolidated Financial Statements
June 30, 1999
(In U.S. dollars)


1 - INCORPORATION AND NATURE OF OPERATIONS

The Company was formed on April 23, 1990 in the State of Nevada, USA, as Investor Club of the United States. The Company changed its name to Noble Financing Group Inc. in 1992, and then changed its name to Newman Energy Technologies Incorporated on April 21, 1998, to World Star Asia, Inc. on June 15, 1998, to Comgen Corp. on November 16, 1998 and to Planet 411.com Corporation on February 11, 1999 to reflect its current business interest.

On November 9, 1998, the Company increased its authorized capital from 100,000,000 shares of common stock having a par value of $0.001 to 300,000,000 shares of common stock having a par value of $0.001.

On March 30, 1999, the Company authorized one share of special voting stock having a par value of $0.001.

Pursuant to a combination agreement entered into as of April 20, 1999 among the Company, the Company's wholly-owned subsidiary, Planet 411 (Nova Scotia) Company, the Company's indirect wholly-owned subsidiary, 3560309 Canada Inc., 9066-4871 Quebec Inc. and the shareholders of 9066-4871 Quebec Inc., 3560309 Canada Inc. acquired all of the issued and outstanding shares of 9066-4871 Quebec Inc. in exchange for 25,094,996 exchangeable shares and 8,400 preferred shares of 3560309 Canada Inc. The preferred shares of 3560309 Canada Inc. may be converted into exchangeable shares of that corporation on the basis of one preferred share and CDN$5 for one exchangeable share. The exchangeable shares of 3560309 Canada Inc. may be exchanged at any time by their holders, on a share-for-share basis, for shares of common stock of the Company. Pursuant to the combination agreement, the Company has also issued one share of special voting stock which is held for the benefit of the holders of the exchangeable shares of 3560309 Canada Inc. The share of special voting stock entitles the holder to such number of votes as is equal to the number of exchangeable shares outstanding from time to time.

Since the shareholders of 9066-4871 Quebec Inc. controlled the Company thereafter, 9066-4871 Quebec Inc. was considered to be the acquirer. As result of the reverse takeover, the consolidated financial statements are a continuation of the financial statements of 9066-4871 Quebec Inc. There are no comparative figures since 9066-4871 Quebec Inc. was incorporated on July 31, 1998.

The Company is a publicly traded company trading on the over the counter bulletin board with stock symbol PFOO.

The Company, in its development stage, is a new Internet concept, which reduces the global concept of finding information and conducting business on the World Wide Web, to a more localized platform. The Company plans to develop a network of virtual cities that will replicate the existing major cities in the world. In conjunction with local partners, they will develop these virtual cities with an emphasis on the Internet's most practical applications: information, transactions and interaction, under the Company's brand name and image.

2 - ACCOUNTING POLICIES

Financial statements

The financial statements have been prepared in accordance with generally accepted accounting principles in Canada and conform in all material respects with the accounting principles generally accepted in the United States.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

These financial statements include the accounts of the Company and all its subsidiary companies.

Reporting currency and translation of foreign currencies

The Company has adopted the United States dollar as its reporting currency. The Company's financial statements have been translated from their functional currency, the Canadian dollar, into the reporting currency as follows: assets and liabilities have been translated at the exchange rate in effect at the end of the period and revenues and expenses have been translated at the weighted average exchange rate for the period. All cumulative translation gains or losses from the translation into the Company's reporting currency have been included as a separate component of shareholders' equity in the balance sheet. The changes in the cumulative translation adjustments account, from period to period, result solely from the application of this translation method.

Transactions concluded in currencies other than the functional currency have been translated as follows: monetary assets and liabilities are translated at the exchange rate in effect at the end of the period and revenues and expenses have been translated at the weighted average exchange rate for the period. Exchange gains and losses arising from such transactions have been included in earnings.

Amortization

Capital assets are amortized on a straight-line basis over their estimated useful lives as follows:

Office equipement, furniture and  fixtures               5 years
Office equipment, furniture and fixtures
under capital leases                                     5 years
Computer equipment and software                          3 years
Licenses                                                 3 years

Goodwill

Goodwill is recorded at cost and will be amortized on a straight-line basis over three years when the Company is no longer in the development stage.

The Company will evaluate the carrying value of goodwill each year to determine if there has been a decline in value based on estimates of current and expected discounted cash flows from operations of each underlying business taking into consideration operating trends and other relevant factors.

Financial instruments

The estimated fair value of cash, term deposit and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity.

Cash and cash equivalents

The Company's policy is to present cash and temporary investments having a term of three months or less from the acquisition date as cash and cash equivalents.


3 - BUSINESS ACQUISITION

On April 20, 1999, the Company executed a combination agreement (see Note 1). As a result, the shareholders of 9066-4871 Quebec Inc. controlled Planet 411.com Corporation after the share for share exchange and 9066-4871 Quebec Inc. was considered to be the acquirer. Consequently, the operations of the Company are included in earnings from the date of acquisition.

As at the date of acquisition, the fair value of net assets acquired was as follows:
                                                                              $

Cash                                                                        263
Goodwill                                                                 29,904
Loans payable to shareholders                                              (454)
Accounts payable                                                        (55,732)
                                                                        (26,019)
Consideration
     8,484,294 common shares                                               --
Goodwill upon acquisition                                                26,019


4 - CAPITAL ASSETS

                                                 Cost   Amortization         Net
                                                    $              $           $
Office equipment, furniture and fixtures       59,366          8,030      51,336
Office equipment, furniture and
fixtures under capital leases                  38,894          7,413      31,481
Computer equipment                            207,777         34,831     172,946
Computer software                             288,467         24,889     263,578
Licenses                                      490,091         40,841     449,250
                                            1,084,595        116,004     968,591

During the period, capital assets were acquired at an aggregate cost of $1,084,595 of which $44,242 were acquired by means of advances from related companies and $21,902 by means of long-term debt, and of which $159,360 still remain in accounts payable. Cash payments of $859,091 were made to purchase capital assets.

5 - LONG-TERM DEBT

                                                                               $
Obligations under capital leases, 16%, payable in
monthly instalments of $883, capital and interest,
maturing in February 2001                                                 14,949

Instalments due within one year                                            8,834
                                                                           6,115


The instalments on long-term debt for the next years are as follows:
                                                                               $

2000                                                                      10,595
2001                                                                       6,460
Total minimum lease payments                                              17,055
Interest included in minimum lease payments                                2,106
                                                                          14,949


The estimated fair value of the Company's long-term debt, determined by discounting future cash flows at current rates, is approximately equal to its carrying value.


6 - NON-CONTROLLING INTEREST

Non-controlling interest consists of 8,400 preferred shares issued by a subsidiary company, non-voting, non-participating, non-cumulative preferential dividend of 80% of the prime rate on commercial loan charges by the financial institution of the Company, redeemable at a price equal to the fair market value of the consideration received upon issuance, issued for cash. The holders of the preferred shares have been granted an option to convert one preferred share for one exchangeable share (exchangeable for shares of the Company) at CDN$5 per share.


7 - CAPITAL STOCK

Authorized
                1 share of special  voting stock,  having a par value of $0.001, holding a number of votes equal to the number of exchangeable shares of 3560309 Canada Inc., outstanding, other than those held directly or indirectly by the Company

    10,000,000 shares of preferred stock, having a par value of $0.001 300,000,000 shares of common stock, having a par value of $0.001

                                                  Number of               Contributed
                                                     shares    Par value      surplus
                                                                       $            $
Issued and fully paid
Special voting stock (25,094,996 votes)                   1         --        104,444
                                                                           ----------

Common stock
Balance outstanding on April 20, 1999, date of
reverse takeover 2F(Note 3)                       8,484,294        8,484       (8,484)
June 1999 - exercise of warrants 2F(Note 14)     15,600,000       15,600      894,400
                                                 24,084,294       24,084      885,916
                                                              ----------   ----------

bNot issued and fully paid u(a)
Common stock                                        107,800          108      538,892

                                                                  24,192    1,529,252


u(a) The Company received $539,000 with respect to a private placement for 107,800 units at $5,00 per unit. Each unit consists of one share of common stock and one share purchase warrant. Each warrant will entitle the holder to purchase one additional share of common stock of the Company for $5.00 within one year from the date of closing of the offer, August 30, 1999. As at June 30, 1999, no shares of common stock have been issued with respect to the above subscription agreement.

Transactions during the 11-month period ended June 30, 1999

     Special voting stock

     Pursuant to the combination agreement (see Note 1), the Company issued one share of special voting stock.

     Common stock

     On July 31, 1998, there were 2,828,098 issued and outstanding shares of common stock of the Company.

     In August 1998, the Company acquired all the issued and outstanding shares of CBN World Star Incorporated ("CBN"), a Philippines company, and a mold plant license from World Transport Authority Inc. ("World Transport"), a Nevada Company. This transaction involved the issuance of 1,000,000 shares of common stock to the stockholders of CBN in exchange for all outstanding shares of CBN. The Company also issued 1,000,000 shares of common stock to World Transport, to indefinitely extend the term of the Master License granted by World Transport to CBN. The Company also issued an additional 500,000 shares of common stock to World Transport on grant of the license to build a mold building factory in the Philippines.

     In October 1998, the Company repurchased from CBN and World Transport the 2,500,000 shares of common stock for $34,400.

     In November 1998, the outstanding 2,828,098 shares of common stock were split 3 for 1 resulting in 8,484,294 shares of common stock outstanding.

     Pursuant to the combination agreement (see Note 1), the Company acquired 9066-4871 Quebec Inc. (see Note 3), which resulted in a reverse takeover. At the date of the reverse takeover, the shareholders of the Company owned 8,484,294 shares of common stock and the fair value of the net assets amounted to ($26,019) which was allocated to goodwill.

     In June 1999, shareholders exercised their outstanding warrants and purchased 15,600,000 shares of common stock for $910,000 cash (Note 14).

8 - CUMULATIVE TRANSLATION ADJUSTMENTS

                                                                             $

Balance, beginning of period                                               --
Effect of exchange rate changes                                        (26,472)
Balance, end of period                                                 (26,472)



9 - RELATED PARTY TRANSACTIONS

During the period, the Company entered into the following related party transactions concluded in the normal course of operations, at exchange value:

-    Professional fees of $22,487 were paid to a shareholder of the Company;

- Subcontracting fees for support services amounting to $5,293 were paid to a company controlled by a shareholder of the Company.

The estimated fair value of advances to directors and shareholders approximates the carrying value due to their short-term maturity.

The estimated fair value of advance to companies under common control, determined by discounting future cash flows at current rates, is approximately $11,000.

The estimated fair value of advances from a director, determined by discounting future cash flows at current rates, is approximately equal to the carrying value.


10 - INCOME TAXES

a) The tax benefits arising from operating losses and capital assets amortization for income tax purposes of approximately $1,050,000 are not recorded in the financial statements. The operating loss carry-forwards for income tax purposes of $937,000 expire in 2006.

b) The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are as follows:
                                                                             $

     Operating loss carry-forwards                                      365,430
     Capital assets, due to amortization taken for accounting purposes   44,070
                                                                        409,500
     Valuation allowance                                               (409,500)
     Net deferred tax assets                                                --

11 - COMMITMENTS

The Company has entered into long-term lease agreements expiring on February 28, 2003 and August 31, 2003 which call for lease payments of $256,717 for the rental of office space. Minimum lease payments for the next five years are $32,812 in 1999, $65,625 in 2000, 2001 and 2002, and $27,030 in 2003.

The Company has entered into service contracts aggregating $181,088 for support services and maintenance, which expire on March 31, 2000.

The Company has also entered into an Internet Management Services contract aggregating $741,593 for providing hosting services for their main Website. The contract expires on April 30, 2002 and payments for the next three years are $261,739 in 2000 and 2001, and $218,115 in 2002.


12 - INTERNET PORTAL

On January 28, 1999, the Company entered into an agreement to design, create, maintain and commercialize a state-of-the art Internet portal, for the health and high-technology industry, to be the electronic reference for information as well as for the commercialization, sale and purchase of products and to provide a regularly updated periodical providing the latest news, developments and research. This portal will facilitate real-time communication between health professionals all over the world, assist emerging health related companies in obtaining financing and provide access not only to biomedical information but also to published documents. The contract will generate revenues of $1,193,961 over the next 20 months. As at June 30, 1999, construction of the Internet portal is in progress.


13 - UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.


14 - SUBSEQUENT EVENTS

Subsequent to June 30, 1999, the Company entered into a merger agreement to which the Company will be merged with Planet 411.com Inc., a Delaware Corporation and shall cease to exist. The surviving company, whose total assets and liabilities will equal those of the Company prior to the merger, will issue shares to the shareholders of the Company in the ratios provided within the agreement.

Subsequent to June 30, 1999, the Company discovered that 600,000 shares of common stock on exercise of 15,600,000 warrants, as disclosed in Note 7, were issued in error. The Company has cancelled the 600,000 shares of common stock and $35,000 will be returned to the original investors.